EXHIBIT 4.11

Long Term Incentive Plan 2018/19 Terms and Conditions with regard to the Performance Stock Units Plan

NXP Performance Stock Units Plan 2018/19

PAGE 1 OF 7	Terms and Conditions of NXP Performance Stock Units Plan 2018/19

TERMS AND CONDITIONS

OF

NXP PERFORMANCE STOCK UNITS PLAN 2018/19

Article 1

Definitions

In this NXP Performance Stock Units Plan the following definitions shall apply:

1. Board:	the board of directors of NXP.

2. Change of Control:	a transaction or series of transactions or the conclusion of an agreement, which alone or taken together has the effect that as a result thereof a third party, or third parties acting in concert, obtains, whether directly or indirectly, Control of NXP.

3. Control:	(i) the ownership, whether direct or indirect, of a party or parties acting in concert, of more than 50.1% percent of (a) the issued Share capital and/or (b) the voting rights in the general meeting of shareholders; or (ii) the right, whether direct or indirect, of a party or parties acting in concert to control the composition of the majority of the Board of NXP, or the majority of its voting rights, by contract or otherwise.

4. Custody Account:	a custody account maintained in the name of a Participant.

5. Date of Grant:	the date at which a Performance Stock Unit is granted pursuant to this Plan. The Dates of Grant of any Performance Stock Units shall be the same dates as the dates of publication of the NXP annual and/or quarterly results. The relevant Date of Grant and categorization of any Performance Stock Unit with respect to any grant hereunder shall be determined by NXP.

6. Date of Vesting:	The date at which the relevant performance conditions and requisite service period, if any, as indicated in the Grant Letter, for the relevant Performance Stock Unit is met, subject to confirmation by NXP in accordance with a procedure established by NXP. In case performance conditions are combined with a requisite service period, the Date of Vesting will be the date at which both the performance conditions and the requisite service period have been met,

7. Eligible Individual:	means an employee of NXP and its direct and indirect subsidiaries or such other person as determined by or on behalf of the Board.

8. Employing Company:	any of NXP and its direct and indirect subsidiaries and such other company as designated by or on behalf of the Board.

9. Good Reason:	If the Participant does not have an employment agreement with the Employing Company in which Good Reason is defined, “Good Reason” means, in the absence of the Participant’s written consent,

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any of the following: (i) a material reduction by the Employing Company in the Participant’s base salary or target bonus unless the base salary or target bonus of other NXP employees or officers in a similar position is reduced by a similar percentage or amount as part of cost reductions, restructuring, or job grade alignment affecting all of the company or the Participant’s Employing Company or business unit; or (ii) a material diminution in the Participant’s duties or responsibilities (other than as a result of the Participant’s physical or mental incapacity which impairs his or her ability to materially perform his or her duties or responsibilities as confirmed by a doctor reasonably acceptable to the Participant or his or her representative and such diminution lasts only for so long as such doctor determines such incapacity impairs the Participant’s ability to materially perform his or her duties or responsibilities). A lateral job change that does not materially diminish the Participant’s duties or responsibilities will not constitute Good Reason.

10. Grant Letter:	the letter in which Performance Stock Units are granted to an Eligible Individual.

11. NXP:	NXP Semiconductors N.V.

12. Participant:	an individual who has accepted any Performance Stock Units under this Plan.

13. Performance Stock Unit:	the conditional right granted to a Participant to receive one Share, subject to the terms and conditions of this Plan.

14. Plan:	this NXP Performance Stock Units Plan.

15. Share:	a common share in the share capital of NXP (to be) delivered under this Plan.

Article 2

Grant of Performance Stock Units

1.

Any Performance Stock Units may be granted by or on behalf of the Board to an Eligible Individual, subject to the terms and conditions of this Plan and any other NXP policies or guidelines that may apply to such individual. Any Performance Stock Units offered to any such individual and the terms and conditions governing such rights shall be deemed accepted by such individual with effect from the applicable Date of Grant in case NXP has not received, in accordance with a procedure established by NXP, a notice of rejection of such rights within fourteen (14) days of the Grant Letter or such later date as may be determined by NXP.

2.

The Grant Letter shall reflect, inter alia, the Date of Grant, the number and category of Performance Stock Units awarded, the vesting schedule, the performance conditions and requisite service period, if any.

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Article 3

Vesting of a Performance Stock Unit

1.

A Performance Stock Unit will vest (i.e. become unconditional and the corresponding Shares will be delivered to the relevant Participant) on or immediately following the relevant Date of Vesting subject to (i) any relevant performance conditions, if and when indicated in the Grant Letter, being met, (ii) any specifications in the Grant Letter, (iii) the relevant Participant still being employed by any Employing Company upon expiration of the relevant vesting period (at the time the corresponding Shares be delivered to the relevant Participant), and (iv) Article 4 (Termination of Employment). In the event that the Participant’s employment is terminated by the Employing Company without the Participant being a Bad Leaver (as defined in Article 4(2)) or by the Participant for Good Reason, in either case within twelve months following a Change of Control, all unvested Performance Stock Units shall become immediately vested (for 100%, accelerated vesting), unless the Grant Letter stipulates differently.

2.

Whether any performance conditions are met, and whether the relevant Participant is still employed by an Employing Company at the relevant time, will be established by the Board or its delegate, in each case, in its sole discretion.

Article 4

Termination of Employment

1.	Unvested Performance Stock Units shall lapse, on the earliest of the following occasions, without notice and without any compensation:

a.	if a Participant’s employment terminates and such Participant is no longer employed by any Employing Company;

b.

upon violation by the Participant of any provision of this Plan or the Grant Letter in which case the Performance Stock Units shall lapse on the date of such violation (rather than the date on which such violation comes to the attention of NXP).

2.

For purposes of this Program, a “Bad Leaver” shall be a Participant whose employment with NXP or an Employing Company is terminated (i) following the Participant committing an act of theft, fraud, serious misconduct or deliberate falsification of records in relation to his duties for NXP or the Employing Company, (ii) following the Participant being convicted of or pleading guilty to a serious criminal offence (misdrijf) relating to his duties for NXP or the Employing Company (excluding any motoring or non-duty related minor offence), which act or criminal offence referred to in (i) and/or (ii) has a material adverse effect upon NXP or the Employing Company, (iii) with immediate effect because of an urgent cause (dringende reden) as referred to in article 7:678 of the Dutch Civil Code for cause, (iv) a Participant materially violates the NXP Code of Conduct or similarly significant rule or policy of NXP or the Employing Company, or (v) a Participant within the twelve (12) month period following the termination of employment, directly or indirectly and in any capacity whatsoever, engages in any activities in competition with the activities of any member of the NXP group, including the Participant personally actively soliciting or personally actively endeavoring to entice away or personally actively recruiting any NXP employees in said period.

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Article 5

Non-transferability

The Performance Stock Units are strictly personal, and may not be assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of in any manner nor may any transaction be entered into with the same effect. The Participant may not engage in any transactions on any exchange on the basis of any Performance Stock Units.

Article 6

Delivery and Holding of Shares

1.

NXP may require a Participant to maintain a Custody Account in connection with this Plan. Nothing contained in this Plan shall obligate NXP to establish or maintain or cause to establish or maintain a Custody Account for any Participant. The Participant will provide NXP with the details thereof.

2.

Subject to the terms and conditions of this Plan and the Grant Letter, and further to the Participants election via the website, NXP will deliver a Share to a Participant on or as soon as reasonably practicable, and in any event within 2.5 months, after the relevant Date of Vesting. In no event shall NXP have any obligation to deliver any Shares to a Participant prior to the relevant Date of Vesting.

3.	Any Shares to be delivered pursuant to Article 6 (2) will be credited to the Custody Account.

Article 7

Capital Dilution

NXP may make any equitable adjustment or substitution of the number or kind of Shares subject to the Performance Stock Units, as it, in its sole discretion, deems equitable to reflect any significant corporate event of or by NXP, for example a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to holders of Shares other than regular cash dividends.

Article 8

Costs and Taxes

1.	All costs of delivering any Shares under this Plan to a Participant’s Custody Account and any other costs connected with the Shares shall be borne by the Participant.

2.

Any and all taxes, duties, levies, charges or social security contributions (“Taxes”) which arise under any applicable national, state, local or supra-national laws, rules or regulations, whether already effective on the Date of Grant of any Performance Stock Units or becoming effective thereafter, and any changes or modifications therein and termination thereof which may result for the Participant in connection with this Plan (including, but not limited to, the grant of the Performance Stock Units, the ownership of the Performance Stock Units and/or the delivery of any Shares under this Plan, the ownership and/or the sale of any Shares acquired under this Plan) shall be for the sole risk and account of the Participant.

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3.

NXP and any other Employing Company shall have the right to deduct or withhold (or cause to be deducted or withheld) from any salary payment or other sums due by NXP or any other Employing Company to Participant, or requiring the Participant or beneficiary of the Participant, to pay to NXP an amount necessary to settle any Taxes and any costs determined by NXP necessary to be withheld in connection with this Plan (including, but not limited to, the grant of the Performance Stock Units or the delivery of any Shares under this Plan).

Article 9

Cash Alternative

In exceptional circumstances, at the sole discretion of the Board, upon the Date of Vesting, NXP may advise a Participant resident outside the Netherlands to request in writing an amount in cash as an alternative to Shares. Upon such request the Participant is entitled to receive an amount in U.S. Dollars, equal to the price of a Share listed at the NASDAQ Global Select Market with dividend, if any, at closing of NASDAQ, multiplied by the relevant number of vested Performance Stock Units. If on the date of receipt of the request from the Participant, Shares have not been traded at NASDAQ, the price of a Share will be the opening price of the first subsequent trading day at NASDAQ. Any costs to be paid and any applicable Taxes due shall be deducted from the amount to be received by the Participant.

Article 10

General Provisions

Insider trading rules

1.	Each Participant shall comply with any applicable “insider trading” laws and regulations, including the “NXP Semiconductor N.V. rules on holding and trading in NXP Securities”.

Authority for this Plan

2.

NXP shall have the authority to interpret this Plan, to establish, amend, and rescind any rules and regulations relating to this Plan, to determine and - if deemed necessary or advisable - amend the terms and conditions of any agreements entered into hereunder, to make all other determinations necessary or advisable for the administration of this Plan. To the extent required by law, the general meeting of shareholders of NXP will be requested to adopt or approve such changes.

3.

NXP may delegate the authority to perform administrative and operational functions with respect to this Plan to officers or employees of subsidiaries of NXP and to service providers. Such delegation may include the authority to interpret this Plan and establish, amend and rescind rules, regulations terms and conditions in force from time to time applicable to Performance Stock Units granted and the Shares obtained under this Plan.

Shareholder rights

4.

No Participant shall have any rights or privileges of shareholders (including the right to receive dividends and to vote) with respect to Shares to be delivered pursuant to the Performance Stock Units until such Shares are actually delivered to him in accordance with Article 6 of this Plan. The Shares delivered shall carry the same rights as common shares of NXP traded at NASDAQ on the day on which these Shares are delivered.

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Non-recurring discretionary grant

5.

Eligibility and participation shall be at the sole discretion of NXP or the Employing Company and as such do not qualify as terms and conditions of employment. The Grant in one year does not create rights for future years.

6.

The (value of) Performance Stock Units granted to, or Shares acquired by a Participant pursuant to such Performance Stock Unit, under this Plan shall not be considered as compensation in determining a Participant’s benefits under any benefit plan of an Employing Company, including but not limited to, group life insurance, long-term disability, family survivors, or any retirement, pension or savings plan.

7.

Nothing contained in this Plan, Grant Letter or any agreement entered into pursuant hereto shall confer upon any Participant any right to be employed with any Employing Company for any period of time, or to be entitled to any remuneration or benefits not set forth in this Plan, or to interfere with or limit in any way with the right of any Employing Company or any of its subsidiaries to terminate such Participant’s employment or to discharge or retire any Participant at any time.

Miscellaneous

8.

If a provision of this Plan is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Plan, this Plan shall be construed as if the illegal or invalid provisions had not been included in this Plan.

9.	Where the context requires, words in either gender shall include also the other gender.

Choice of law and forum

10.

This Plan shall be governed by and construed in accordance with the laws of The Netherlands, without regard to its principles of conflict of laws. Any dispute arising under or in connection with this Plan shall be settled by the competent courts in Amsterdam, The Netherlands.

• • • • •

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